UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. _)*
Invesco Dynamic Credit Opportunity Fund
(Name of Issuer)

Class R6 Common Shares
(Title of Class of Securities)

46091B405
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.	46091B405
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Invesco Ltd. 98-0557567
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER	7,784,686.353
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	7,784,686.353
	8. SHARED DISPOSITIVE POWER	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,784,686.353
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 100% of Class R6 Common Shares, which represent 28.14% of the total common shares of the issuer.
12.	TYPE OF REPORTING PERSON HC, IA

*Percentages are based upon 7,784,686.353 Class R6 Common Shares and 27,662,596.586 total common shares outstanding as of 9/30/2024. Item 1.
	(a)	Name of Issuer Invesco Dynamic Credit Opportunity Fund
	(b)	Address of Issuer's Principal Executive Offices Invesco Dynamic Credit Opportunity Fund, 11 Greenway Plaza, Houston, Texas 77046-1173
Item 2.
	(a)	Name of Person Filing Invesco Ltd. ("Invesco Ltd.")
	(b)	Address of Principal Business Office or, if None, Residence 1331 Spring Street NW, Suite 2500, Atlanta, GA 30309
	(c)	Citizenship Bermuda
	(d)	Title of Class of Securities Class R6 Common Shares
	(e)	CUSIP Number 46091B405
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ] Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	[X] An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);
	(g)	[X] A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount Beneficially Owned:

Invesco Ltd., in its capacity as a parent holding company to its investment advisers, may be deemed to beneficially own 7,784,686.353 Class R6 common shares of the Issuer, which are held of record by Invesco Advisers, Inc.

(b) Percent of Class:
100% of Class R6 Common Shares, which represent 28.14% of the total common shares of the issuer.
(c) Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote	7,784,686.353
	(ii)	shared power to vote or to direct the vote	0
	(iii)	sole power to dispose or to direct the disposition of	7,784,686.353
	(iv)	shared power to dispose or to direct the disposition of	0
Item 5.	Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [  ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Invesco Advisers, Inc.
Item 8.	Identification and Classification of Members of the Group. Not Applicable. This schedule is not being filed pursuant to Rule 13d-1(b)(1)(ii)(J) or Rule 13d-1(d).
Item 9.	Notice of Dissolution of Group. Not Applicable
Item 10.
Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Invesco Ltd.
By: /s/ Robert R. Leveille
Date: October 07,2024
Name: Robert R. Leveille
Title: Global Head of Compliance